FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2008	CRYPTOLOGIC LIMITED _______________________________ Stephen Taylor Chief Financial Officer

Leadership through

INNOVATION

Q2 2008

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THREE MONTHS ENDED JUNE 30, 2008

CRYPTOLOGIC®

Dear Fellow Shareholders:

We are pleased to report that the company has announced its second quarter results including the addition of seven additional licensees, which set the stage for further growth. On August 8, 2008, CryptoLogic reported its results for the three and six months ended June 30, 2008.

CryptoLogic grew its revenue in the seasonally slow quarter to $16.8 million (Q2 2007: $16.2 million), driven by the company’s core European casino business. The result was achieved notwithstanding the massive popularity of the Euro 2008 football championships, which reduced traffic on licensees’ Internet casino and poker sites.

The company posted a reduced loss of $1.5 million (Q2 2007: $2.6 million), or $0.10 per fully diluted share (Q2 2007: $0.19). The second quarters of 2007 and 2008 produced the software provider’s only quarterly losses in recent years, reflecting significant expenses in both periods.

“While seasonality made this a more challenging quarter, at CryptoLogic we remain committed to our goals — and confident in our growth,” said Brian Hadfield, CryptoLogic’s President and CEO. “While modest growth is encouraging, aggressive growth is our goal. With an upgraded technology platform and five new customers signed in the last quarter, CryptoLogic’s challenge is to execute with excellence — and that should lead to significant revenue and earnings growth from both Europe and Asia.”

FINANCIAL HIGHLIGHTS:

Revenue

•	CryptoLogic’s revenue was up 3.4% to $16.8 million over the same period a year ago (Q2 2007: $16.2 million), driven by the company’s Internet casino business.

Expenses

•

Operating expenses were $13.2 million, up $1.8 million from a year ago but down $1.3 million from the first quarter of 2008. While the quarter featured lower compensation costs than Q1 2008, foreign exchange movements of $0.8 million increased this expense when compared to the prior quarter.

•

General and administrative expenses were up $1.9 million over Q2 2007 due to increased consulting and professional fees. This included costs of $400,000 to protect the company’s intellectual property, which CryptoLogic expects to recover in the future.

Net earnings

•	The company recorded a loss of $1.5 million, or $0.10 per fully diluted share (Q2 2007: loss of $2.6 million or $0.19 per fully diluted share).

Balance sheet

•	CryptoLogic’s working capital at June 30, 2008 was $63.3 million or $4.54 per diluted share (March 31, 2008: $68.3 million or $4.90 per diluted share).
•

Net cash was $64.4 million on June 30, 2008, down $16.6 million since March 31, 2008 due primarily to increased tax payments, timing of receipts, dividend payments, stock repurchases of $0.7 million, and the company’s investment in Mahjong Time.

Dividend

•	On August 7, 2008, CryptoLogic declared a dividend of $0.12 per share, unchanged from a year ago.

{00048119 SML}TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

OPERATIONAL HIGHLIGHTS:

Leadership through innovation

•	CryptoLogic launched seven exclusive new casino games, highlighted by the Internet's first slot version of the world-famous Street Fighter II arcade game.
•

The company completed development on a new suite of casino games, including titles featuring the famed Marvel Super Hero Sub-Mariner and 4 Deck Multi Hand Video Blackjack, a patent-pending product developed exclusively by CryptoLogic.

•	CryptoLogic completed development on enhancements to its Internet poker software to enable players to host their own tournaments and customize their Internet gaming experience.

Expansion: Five new customers in Q2, seven in year to date

•

In May, CryptoLogic announced new licensee arrangements with 888.com, 0Poker.com, Maharajah Club and Khel Galli.com. The latter is the company’s first major Asian customer, targeting the high-growth Indian market. Implementations of OPoker, Maharajah Club and Khel Galli have now been completed, and these sites will begin producing revenue for CryptoLogic in the third quarter.

•

In June, the company became the sole provider of Internet casino and poker software to Betjacks, an Internet gaming site that will target the Irish, UK, South African and Canadian markets following its launch this fall.

•

Today, CryptoLogic announced the signings of three-year contracts with Sky Betting & Gaming, part of BSkyB Group plc (BSkyB), the UK’s leading entertainment brand, and Gaming Media Group, owner of The Poker Channel®, Europe’s largest dedicated gaming television network.

Diversification: New investments in Asia

•

CryptoLogic announced a strategic investment in Mahjong Time, an innovative provider of online Mahjong software and turnkey solutions. Mahjong has a global following of more than 600 million players, creating an attractive opportunity for online gaming growth.

•	The company also announced a minority interest in South Korea's Mobilebus Inc., one of Asia's fastest-growing mobile and PC game developers and publishers.

FINANCIAL PERFORMANCE

Total revenue: CryptoLogic’s revenue was up 3.4% to $16.8 million over the same period a year ago (Q2 2007: $16.2 million). This growth came from the casino side of the business.

Revenue was down to $16.8 million from the $19.3 million achieved in the first quarter of 2008, reflecting various factors: less wagering by players due to the massive popularity of the Euro 2008 football championships and the unseasonably warm weather in many key markets; some unusually large jackpot wins by players; and the reduction of a $1 million provision for royalty payments in Q1 that, as expected, did not recur in Q2.

CryptoLogic expects revenue growth in the second half of 2008 as the company’s new licensees come on stream, particularly in the fourth quarter, when weather turns colder and Internet gaming activity typically rises. CryptoLogic also expects modest but fast-growing revenue from Asia, and healthy casino revenue due to the launch of new games.

CryptoLogic has embarked on a strategy to enhance poker liquidity through new licensees and potential acquisitions. The launch of OPoker and Maharajah Club in July should have a positive impact on revenue, as should the other new customers announced previously, and those in the company’s robust new business pipeline.

Expenses: Operating expenses were $13.2 million, up $1.8 million from a year ago but down $1.3 million from the first quarter of 2008. While the quarter featured lower compensation costs than Q1, 2008, foreign exchange movements of $0.8 million increased this expense from the prior quarter. General and administrative expenses were up $1.9 million over Q2 2007 due principally to higher-than-anticipated professional fees for tax, audit and Sarbanes-Oxley compliance. This also includes costs of $400,000 to protect the company’s intellectual property, which CryptoLogic expects to recover in the future.

Earnings and Earnings per Diluted Share: The company recorded a loss of $1.5 million, or $0.10 per fully diluted share (Q2 2007: loss of $2.6 million or $0.19 per fully diluted share). The loss in the current quarter was due primarily to seasonal impacts on revenue, increased general and administrative costs, a higher effective tax rate and decreased interest income.

Balance Sheet and Cash Flow: The company’s working capital at June 30, 2008 was $63.3 million or $4.54 per diluted share (March 31, 2008: $68.3 million or $4.90 per diluted share). Net cash was $64.4 million (comprising cash and cash equivalents, restricted cash, and security deposits) on June 30, 2008, down $16.6 million since March 31, 2008 due to large tax payments, two dividend payments, additional consideration paid for the purchase of casino.co.uk, stock repurchases and the company’s investment in Mahjong Time.

OUTLOOK

While the second quarter proved to be challenging, CryptoLogic management continues to believe the company is on track for significant growth in 2009, for the following reasons:

•	In just five months, CryptoLogic’s new leadership has signed seven new customers, three of whom are now up and running – producing a growing revenue stream for CryptoLogic in Q3, Q4 and beyond.

•

The company is implementing a four-pronged strategy to enhance liquidity in its licensees’ shared poker room through new poker licensees, system enhancements, potential acquisitions and collaboration with other Internet poker networks.

•	CryptoLogic is widely acknowledged as a leader in Internet casino software, and is releasing innovative new products more quickly than ever before.

•

The company has made significant operational improvements, including adding new payment options, enhancing WagerLogic’s call centre capabilities, improving search engine optimization and reorganizing development and operations functions.

•	CryptoLogic’s Asian investments will earn modest revenue in 2008, with significant 2009 growth potential from multiple platforms in very large markets such as China, Singapore, India and Korea.

I look forward to keeping our shareholders updated on our progress in the months and years to come.

Respectfully,

Brian Hadfield

President and CEO

August 8, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, includes the notes thereto, for the three and six months ended June 30, 2008, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2007 as set out in CryptoLogic Limited’s Annual Report. This MD&A is dated August 13, 2008. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are licensed.

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

OVERVIEW OF RESULTS

Revenue for Q2 2008 was $16.8 million, an increase of 3.4% when compared with the same period of the prior year (Q2 2007: $16.2 million) primarily due to strong casino operations and a $1.2 million benefit to revenue associated with a revised liability in our e- cash business, offset by decreasing poker revenues. Revenue in Q2 2008 was negatively impacted by popularity of the Euro 2008 football championships which reduced traffic on licensees’ Internet casino and poker sites. Revenue for the six months ended June 30, 2008 was $36.1 million, essentially flat when compared with the same period of the prior year (YTD June 30, 2007: $35.8 million). However, after adjusting for certain non-recurring benefits recorded in the first six months of 2008 and 2007, revenue increased by 8.7% in the first half of 2008 when compared to the same period of the prior year. In the first half of 2008, the Company recorded a benefit to revenue of $1.0 million associated with revised estimates for future royalty payments as well as the change in estimates discussed above. In the first six months of 2007, the Company recorded a benefit to revenue of $4.5 million as the Company reduced its estimates for amounts required to discharge future jackpot payouts.

Net loss in Q2 2008 was $1.5 million or $0.10 per diluted share (Q2 2007: $2.6 million or $0.19 per diluted share). The loss in the current quarter was due primarily to seasonal impacts on revenue, increased operating and general and administrative costs, a higher effective tax rate and decreased interest income. The loss in three months ended June 30, 2007, was due primarily to $4.0 million of restructuring costs incurred during that period, The net loss for the six months ended June 30, 2008 was $0.9 million or $0.04 per diluted share (YTD June 30, 2007: $1.1 million or $0.08 per diluted share). The loss for the six months ended June 30, 2008 was primarily due to items impacting the current quarter as well as the expense associated with a change in senior management recorded in Q1 2008. The loss for the six months ended June 30, 2007 was primarily due to $5.7 million of restructuring costs incurred during that period

CryptoLogic’s financial strength is reflected in its balance sheet. At June 30, 2008, the Company ended the quarter with $64.4 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $4.62 of net cash per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The decrease in net cash in Q2 2008 of approximately $16.6 million is due to income taxes and dividends paid in the quarter, purchase of capital assets, an investment in Mahjong Time, additional consideration paid for the purchase of Casino.co.uk, shares repurchased under our normal course issuer bid and the timing of receipts of accounts receivable and payments of our trade accounts payable. The Company continues to be debt free. CryptoLogic’s working capital at June 30, 2008 was $63.3 million or $4.54 per diluted share (December 31, 2007: $68.2 million or $4.90 per diluted share).

	Fiscal 2008		Fiscal 2007				Fiscal 2006
Fiscal Quarters	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
In thousands of US dollars, except per share data)
Revenue	$ 6,800	$ 9,317	$ 20,350	$ 17,503	$ 16,244	$ 19,562	$ 18,984	$ 27,690	$ 30,351
Casino revenue	10,800	13,426	13,959	11,431	10,216	13,873	9,951	16,250	17,894
Poker revenue	3,635	4,234	4,615	4,765	4,986	5,157	6,711	8,300	9,279
Interest income	824	794	1,514	1,322	1,649	1,732	1,931	1,960	1,758
Minority interest	96	162	763	208	0	0	0	0	0
Net earnings and comprehensive income	(1,493)	609	4,273	2,392	(2,621)	1,484	1,712	7,244	8,194
Earnings per share
Basic	($0.10)	$ 0.06	$ 0.36	$ 0.19	$ (0.19)	$ 0.11	$ 0.13	$ 0.53	$ 0.60
Diluted	($0.10)	$ 0.06	$ 0.36	$ 0.19	$ (0.19)	$ 0.11	$ 0.12	$ 0.53	$ 0.59
Weighted average number of shares (000’s)
Basic	13,934	13,932	13,927	13,917	13,901	13,817	13,630	13,601	13,586
Diluted	13,934	13,937	13,977	13,930	13,901	13,833	13,736	13,789	13,851

RESULTS OF OPERATIONS

Revenue

Revenue for Q2 2008 was $16.8 million, an increase of 3.4% when compared with the same period of the prior year (Q2 2007: $16.2 million). Revenue for the six months ended 2008 was $36.1 million, or essentially flat when compared with the same period of the prior year (YTD June 2007: $35.8 million).

Internet casino

Internet casino revenue increased 5.7% to $10.8 million for the quarter ended June 30, 2008 as compared to the same period in the prior year (Q2 2007: $10.2 million). Internet casino revenue accounted for 64.3% of total revenue for Q2 2008 (Q2 2007: 62.9%). Internet casino revenue was $24.2 million for the six months ended June 30, 2008, essentially flat when compared with the same period of the prior year (YTD June 30, 2007: $24.1 million). In Q1 2008, Internet casino revenue benefitted from a $1.0 million reduction in our accrual for future royalty payments. In Q1 2007, Internet casino revenue increased by $4.5 million as the Company lowered its estimates for amounts required to discharge future jackpot payouts. After normalizing for these items, Internet casino revenue increased by approximately 19%. This increase in revenue is due to successful efforts to replace the business lost due to the passage in the U.S. of the Unlawful Internet Gambling Enforcement Act (“UIGEA”) and the successful release of its newest line-up of casino games.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in their online casino sites. Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity. In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Internet poker

In Q2 2008 Internet poker revenue declined 27.1% to $3.6 million from $5.0 million in the same period of the prior year. Internet Poker revenue represented 21.6% of total revenue for the second quarter of 2008 (Q2 2007: 30.7%). Internet poker revenue for the six months ended June 30, 2008 was $7.9 million, a decrease of 22.4%, as compared to the same period of the prior year (YTD June 30, 2007: $10.1 million). The reduction in Internet poker revenue for both the three and six months ended June 30, 2008 is primarily due to the exit of Betfair from our poker room, and the introduction of UIGEA, both of which decreased the liquidity in our poker rooms. Growth in poker revenue is expected through the addition of new licensees, potential acquisitions and partnerships designed to share poker liquidity with other companies.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue increased by 127% to $2.4 million in Q2 2008 as compared to the same period of the prior year (Q2 2007: $1.0 million). In Q2 2008 other revenues accounted for 14.1% of total revenue (Q2 2007: 6.4%). Other revenue for the six months ended June 30, 2008 was $4.0 million, an increase of $2.4 million, or 155%, as compared to the same period of the prior year (YTD June 30, 2007: $1.6 million). The increase in other revenue for both periods of 2008 was driven by a $1.2 million benefit to revenue associated with a review of our e- cash operations, which resulted in a reduction in expected future payments, increased advertising portal business due to the acquisition of the Casino.co.uk website as well as an increase in our fees earned on commerce based transactions. During the second quarter of 2008, the Company reviewed its e-cash operations and determined that $1.1 million set aside for future payments was no longer required.

Geographical diversification

CryptoLogic continues to execute its strategy ensuring it is well-diversified to mitigate local regulatory risks. No licensees’ revenue is derived from U.S. based players.

Revenue trends

We experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the next year.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Q2 2008 operating expense was $13.2 million, or 78.4% of revenue (Q2 2007: $11.4 million or 70.2% of revenue). Operating expense for the three months ended June 30, 2008 as compared to the corresponding period of the prior year has increased primarily due to a benefit recorded in Q2 2007 of $1.2 million as a result of a change in estimate associated with accrued wages and bonuses. Operating expense in Q2 2008 were unfavorably impacted by foreign exchange movements, increased consulting costs as the Company focused on adding to its developmental capacity and increasing its marketing activity in new and existing markets. Operating expense in Q2 2008 were favorably impacted by reduced compensation costs to full time employees, software development expense and e-cash processing fees. The reduction in the e-cash processing fees is associated with better management of our external providers. Operating expense for the six months ended June 30, 2008 was $27.6 million or 76.4% of revenue (YTD June 30, 2007: $25.0 million or 69.7% of revenue). The increase in operating costs for the six months ended June 30, 2008 was due to the items impacting Q2 2008 as well as a $1.8 million charge associated with a change in senior management.

General and Administrative Expense

General and Administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings. In Q2 2008, G&A expense of $4.0 million represented 23.9% of revenue (Q2 2007: $2.1 million or 12.7% of revenue). G&A expense for the six months ended June 30, 2008 was $6.9 million or 19.0% of revenue (YTD June 30, 2007 $4.5 million or 12.4% of revenue).

The increase in G&A expense for both periods in 2008 is a result of increased professional fees associated with our annual audit and compliance with Sarbanes Oxley, additional expense for tax planning, increased fees for advice for merger and acquisition opportunities and consulting fees associated with the protection of our intellectual property. G&A expense was also negatively impacted by increased occupancy costs associated with the establishment of our executive headquarters in the Republic of Ireland. These increases are offset, in part, by our cost containment program.

Reorganization Charges

Reorganization charges were associated with the establishment of our executive headquarters in the Republic of Ireland and the restructuring throughout fiscal 2007 of the organization under CryptoLogic Ltd. In Q2 2007 such costs totaled $4.0 million, or 24.8% of revenue, and primarily consisted of professional fees and expenses related to employee relocation and costs associated with changes in senior management. Reorganization charges for the six months ended June 30, 2007 were $5.7 million or 15.8% of revenue.

Amortization

Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q2 2008, amortization expense was $1.5 million, or 8.7% of revenue (Q2 2007: $1.6 million or 10.2% of revenue). Amortization expense for the six months ended June 30, 2008 was $2.9 million, or 7.9% of revenue (YTD June 30, 2007: $3.1 million or 8.8% of revenue). This decrease for both periods of 2008 primarily reflects less depreciation on infrastructure assets as they become fully depreciated. The decrease is offset, in part, by an increase in amortization related to the purchased intangibles for Casino.co.uk and Parbet.com and our continuing investment in new computer equipment and software licenses.

Interest Income

Interest income, which is composed of interest earned on cash and cash equivalents, was $0.8 million and $1.6 million in the three and six month periods ended June 30, 2008, respectively (Q2 2007: $1.6 million, YTD June 30, 2007 $3.4 million). The decline in interest income for both periods was primarily due to reduced cash and cash equivalents and reduced yields on U.S dollar investments due to interest rate reductions. Cash and cash balances declined from the same period in the prior year as a result of the reduced cash generated from operations in 2008 and the acquisition of certain strategic investments completed during fiscal 2007 and 2008.

Non Operating Income

Non operating income for the period ended June 30, 2008 comprises gains recorded on the sale of shares acquired and sold in an unsuccessful merger transaction during the first quarter of 2008 as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related acquisition costs.

Provision for Income Taxes

Income taxes were $0.3 million and $0.9 million in the three and six months ended June 30, 2008, respectively (Q2 2007: $1.3 million; YTD June 30, 2007: $1.9 million.).

The tax charge recorded for the three and six months ended June 30, 2008 was primarily due to the ineligibility for tax purposes of certain costs incurred, including those associated with a change in senior management, certain foreign exchange gains and losses and other specific items related to our operations, as well as certain amounts which can not be currently utilized for tax purposes.  Changes in future income taxes are caused from timing differences for the recognition for tax and accounting purposes with respect to certain of the Company’s expenses.

Minority Interest

As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. The shares owned by the CEC shareholders are considered a non-controlling interest of the Company and consequently a proportional amount of the Company’s share capital is recorded separately as a liability on the Consolidated Balance Sheet. A similar proportional share of the profit and loss associated with subsidiaries directly or indirectly owned by the CEC is included in the consolidated statement of earnings as minority interest.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of approximately 222,000 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at June 30, 2008. Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Net Losses

Net loss in Q2 2008 was $1.5 million or $0.10 per diluted share (Q2 2007: $2.6 million or $0.19 per diluted share). The increased net loss for Q2 2007 was primarily due to $4.0 million of restructuring costs incurred during that period, offset, in part, by increased operating and general and administrative costs, certain non recurring benefits to revenue recorded in Q1 and Q2 2008, a higher effective tax rate and decreased interest income in Q2 2008. The net loss for the six months ended June 30, 2008 was $0.9 million or $0.04 per diluted share (YTD June 30, 2007: $1.1 million or $0.08 per diluted share). The decrease in net loss for the six months ended June 30, 2008 was primarily due to the restructuring charges recorded in Q2 2007, offset, in part, the expense associated with a change in senior management, increased general and administrative costs, a higher effective tax rate and decreased interest income as compared to the same period in the prior year. In addition, a non-recurring benefit was recorded in Q1 2007 of $4.5 million resulting from a change in estimate for amounts required to discharge future jackpot payouts.

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic’s financial strength is reflected in its balance sheet. At June 30, 2008, the Company ended the quarter with $64.4 million of net cash, which is comprised of cash and cash equivalents, restricted cash and security deposits, or $4.62 of net cash per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The decrease in net cash in the first six months of 2008 of approximately $13.1 million is due to income taxes and dividends paid, additional consideration paid for the purchase of Casino.co.uk, purchase of capital assets, acquisitions, shares repurchased under our normal course issuer bid and timing of receipts of accounts receivable and payments of our trade accounts payable. The Company continues to be debt free.

CryptoLogic’s working capital at June 30, 2008 was $63.3 million or $4.54 per diluted share (March 31, 2008: $68.3 million or $4.90 per diluted share; December 31, 2007: $68.2 million or $4.90 per diluted share.). The decrease in working capital during the three and six months ended June 30, 2008 is primarily due to decreased cash balances as discussed below, offset, in part, by an increase in accounts receivable, a decrease in accounts payable and accrued liabilities, and a decrease in taxes payable.

Cash flow used in operating activities was $9.7 million and $4.6 million for the three and six months ended June 30, 2008, respectively (Q2 2007: $6.5 million and YTD June 30, 2007: $17.6 million). The use of cash in operating activities for both periods is due to timing of accounts receivable, increases in prepaid expenses, payments of accounts payable and income taxes. The use of cash in operating activities for three and six months ended June 30, 2007 was principally due to increased jackpot payments.

Cash flow used in financing activities was approximately $4.0 million for both the three and six months ended June 30, 2008. (Q2 2007: $1.3 million, YTD June 30, 2007: cash provided by financing activities of $0.3 million). The use of cash in financing activities is due primarily to the repurchase of common shares as well as the payment of dividends.

Cash flow used in investing activities was $2.9 million for the three months ended June 30, 2008 (Q2 2007: $34.3 million). For the six month period ended June 30, 2008 cash flow provided by investing activities was $11.3 million for the six months ended June 30, 2008. (YTD June 30, 2007: $24.5 million used in investing activities). The increase in cash flow from investing activities for the six months ended June 30, 2008 when compared to the same period in the prior year is due to a reduced deposit required to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit as well as less cash spent on acquisitions and purchases of capital assets.

At June 30, 2008, the Company had approximately 12.8 million common shares outstanding and approximately 1.2 million share options outstanding. As discussed in the Business Overview section, the Company completed a court approved plan of arrangement in 2007. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company. CEC had approximately 1.1 million shares outstanding at June 30, 2008. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at anytime and are accounted for as a minority interest. On June 1, 2014, the Company through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited. No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three and six months ended June 30, 2008, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company continues to execute a remediation program to address weaknesses identified at December 31, 2007 and expects to complete this by December 31, 2008.

CRITICAL ACCOUNTING POLICIES & CHANGES IN ACCOUNTING POLICIES

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2007 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2008, the Company adopted the following recommendations to the Canadian Institute of Chartered Accountants’ Handbook:

•

Section 1535, Capital Disclosures. This section establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. The Company has included such disclosure in the notes to the interim consolidated financial statements.

•

Section 3862, Financial Instruments - Disclosures ("Section 3862"), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The Company has included such disclosure in the notes to the interim consolidated financial statements.

•

Section 3863, Financial Instruments - Presentation ("Section 3863"), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and applies to liability instruments issued by a company. The Company has not issued any such financial instruments.

Recently Issued Accounting Standards:

•

On February 1, 2008 the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s fiscal year commencing January 1, 2009.

•

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, this new standard will apply to the Company effective for the fiscal year commencing January 1, 2011. While the Company has commenced assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operation are substantially unchanged from the Company’s MD&A for the year ended December 31, 2007 as contained in our 2007 Audited Financial Statements filed on SEDAR and www.sedar.com or available on EDGAR at www.sec.gov.

OUTLOOK

While the second quarter proved to be challenging, CryptoLogic management continues to believe the company is on track for significant growth in 2009, for the following reasons:

•	In just five months, CryptoLogic’s new leadership has signed seven new customers, three of whom are now up and running – producing a growing revenue stream for CryptoLogic in Q3, Q4 and beyond.
•

The company is implementing a four-pronged strategy to enhance liquidity in its licensees’ shared poker room through new poker licensees, system enhancements, potential acquisitions and collaboration with other Internet poker networks.

•	CryptoLogic is widely acknowledged as a leader in Internet casino software, and is releasing innovative new products more quickly than ever before.
•

The company has made significant operational improvements, including adding new payment options, enhancing WagerLogic’s call centre capabilities, improving search engine optimization and reorganizing development and operations functions.

•	CryptoLogic’s Asian investments will earn modest revenue in 2008, with significant 2009 growth potential from multiple platforms in very large markets such as China, Singapore, India and Korea.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollar)

	As at	As at
	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 58,210	$ 55,428
Restricted cash (note 4)	5,600	20,576
Security deposits (note 4)	600	1,500
Accounts receivable and other	13,136	11,357
Prepaid expenses	8,796	8,312
	86,342	97,173

User funds held on deposit	23,082	22,317
Capital assets	25,042	25,802
Long term investments (note 5)	7,321	5,326
Intangible assets	13,929	14,724
Goodwill (note 6)	6,545	5,291
	162,261	170,633

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	22,526	24,154
Income taxes payable	508	4,820
	23,034	28,974

User funds held on deposit	23,082	22,317
Future income taxes	496	345
	46,612	51,636

Minority interest (note 7)	9,648	9,691

Shareholders' equity:
Share capital (note 9)	33,587	33,407
Stock options	6,133	5,044
Retained earnings	66,281	70,855
	106, 001	109,306

Subsequent event (note 17)
	$ 162,261	$ 170,633

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share data)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
Date	2008	2007	2008	2007

Revenue	$ 16,800	$ 16,244	$ 36,118	$ 35,806
Expenses
Operating	13,170	11,405	27,609	24,963
General and administrative	4,017	2,070	6,869	4,451
Reorganization	-	4,036	-	5,665
Finance	80	98	253	193
Amortization	1,469	1,652	2,865	3,135
	18,736	19,261	37,596	38,407

Earnings (loss) before undernoted	(1,936)	(3,017)	(1,478)	(2,601)
Interest income	824	1,649	1,618	3,381
Non operating income (note 16)	-	-	102	-

Net earnings (loss) before income taxes and minority interest	(1,112)	(1,368)	242	780

Income taxes:
Current	167	209	721	807
Future	118	1,044	147	1,110
	285	1,253	868	1,917

Net earnings (loss) before minority interest	(1,397)	(2,621)	(626)	(1,137)

Minority interest (note 7)	96	-	258	-

Net earnings (loss) and comprehensive income (loss)	$ (1,493)	$ (2,621)	$ (884)	$(1,137)

Net earnings (loss) per common share (note 11)
Basic	$ (0.10)	$ (0.19)	$ (0.04)	$ (0.08)
Diluted	$ (0.10)	$ (0.19)	$ (0.04)	$ (0.08)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)
	For the six months ended
	June 30,
	2008	2007
Retained earnings, beginning of period	$ 70,855	$ 78,857
Earnings (loss)	(884)	(1,137)
Dividends paid, excluding those paid to CEC shareholders	(3,076)	(3,333)
Excess of purchase over stated value of repurchased common shares	(614)	-
Retained earnings, end of period	$ 66,281	$ 74,387

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share data)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
date	2008	2007	2008	2007
Cash flows from (used in):

Operating activities:

Net earnings (loss)	$ (1,493)	$ (2,621)	$ (884)	$ (1,137)
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,469	1,652	2,865	3,135
Unrealized (gain)/loss on forward contract	165	-	(78)	-
Future income taxes	166	1,044	151	1,110
Minority interest	96	-	258	-
Stock options	482	1,823	1,171	2,460
	885	1,898	3,483	5,568
Change in operating assets and liabilities:
Accounts receivable and other	(2,224)	3,803	(1,779)	(3,106)
Prepaid expenses	(672)	2,209	(407)	(1,378)
Accounts payable and accrued liabilities	(2,911)	(14,569)	(1,628)	(19,395)
Income taxes payable	(4,776)	147	(4,313)	736
	(9,698)	(6,512)	(4,644)	(17,575)

Financing activities:
Issue of capital stock, net	121	323	189	3,630
Repurchase of common shares	(739)	-	(739)	-
Dividends paid including those to CEC shareholders	(3,344)	(1,668)	(3,344)	(3,333)
	(3,962)	(1,345)	(3,894)	297

Investing activities:
Cash paid for Casino.co.uk	(1,254)	-	(1,254)	-
Cash paid for acquisition of Parbet.com	-	-	-	(11,771)
Purchase of capital assets	(689)	(4,268)	(1,307)	(7,704)
Purchase of other investments	(976)	-	(1,995)	-
Decrease in restricted cash	-	-	14,976	-
Decrease in security deposits	-	-	900	-
Short term investments	-	(30,000)	-	(5,000)
	(2,919)	(34,268)	11,320	(24,475)

Increase (decrease) in cash and cash equivalents	(16,579)	(42,125)	2,782	(41,753)

Cash and cash equivalents, beginning of period	74,789	77,312	55,428	76,940

Cash and cash equivalents, end of period	$ 58,210	$ 35,187	$ 58,210	$ 35,187

Supplemental cash flow information:
Non cash portion of options exercised	$ 19	$ 70	$ 83	$ 1,364

The accompanying notes are an integral part of the consolidated interim financial statements.

1.	Basis of presentation and reorganization

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of CryptoLogic Limited for the year ended December 31, 2007, except as described in note 2. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2007.

2.	Significant accounting policies

On January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862 ("Section 3862"), Financial Instruments – Disclosure; Section 3863 ("Section 3863"), Financial Instruments – Presentation; Section 1535 ("Section 1535"), Capital Disclosures.

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. See notes 13, 14 and 16 for the required disclosure.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation and applies to certain liability instruments issued by a company. The Company has not issued any such financial instruments.

Section 1535 establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. See note 8 for the required disclosure.

2.	Significant accounting policies (continued)

On February 1, 2008 the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s fiscal year commencing January 1, 2009.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, this new standard will apply to the Company effective for the fiscal year commencing January 1, 2011. While the Company has commenced assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Changes in accounting estimates

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

During the second quarter of 2008, the Company reviewed its e-cash operation and determined that certain provisions should not be recorded, and further that, based on new facts and circumstances certain estimates should be revised. Accordingly, approximately $1,200 that was recorded as a liability for future payments was no longer required. This change was recorded in other revenue.

4.	Security deposits and restricted cash

Security deposits and restricted cash are amounts held by the Company's bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions. The Company is also required to maintain a deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds held on deposit.

5.	Long-term investments

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568 Inc."), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation, during the first six months of the year, the Company made a further investment by way of a $350 loan of which $100 was made during the second quarter of the year. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale.

5.        Long-term investments (continued)

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. Unless specified performance criteria are not met, the Company is required to increase its ownership in Mikoishi with additional cash investments up to $1,600. The Company also has an option to increase its investment by $2,900. The amount of the contingent investment is denominated in Singaporean Dollars (“SGD”) with a fixed contractual conversion rate. As a result the Company has recorded an asset for an embedded derivative related to the contingent long-term investment (see note 13 for further disclosure).

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The Company also entered into a separate commercial revenue share agreement, which has not yet generated material revenue. This investment is designated as available-for-sale and is carried at cost as the fair market value is not readily determinable.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu to the common shares of Jingle with respect to all dividends and voting rights. This investment is designated as available-for-sale and is carried at cost as the fair market value is not readily determinable. Under the terms of the agreement, the Company is required to make additional investments in Jingle of up to $1,500 should Jingle achieve certain financial targets. As well, the Company is required to make additional contributions of up to approximately $1,150 if Jingle meets certain performance measures within the specified periods, for no additional equity interest.

6.	Goodwill

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. An amount of $3,515 was allocated to goodwill. During the first six months of 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill.

7.	Minority interest

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings as minority interest. For the three and six months ended June 30, 2008, the net loss of the subsidiaries not owned by CEC totalled approximately $2,430, and $3,720, respectively, and was not included in the minority interest calculation (2007: Nil). In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

7.	Minority interest (continued)

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 221,894 CEC shares have been exchanged for the Company's shares. A total of 3,820 CEC shares were exchanged in the six months ended June 30, 2008.

8.	Capital risk management

The Company defines capital as its net cash (defined as cash and cash equivalents, restricted cash and deposits) and shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At June 30, 2008 the Company has $64,400 (December 31, 2007: $77,500), including restricted cash and security deposits, and $106,000 (December 31, 2007: $109,300) in net cash and shareholders’ equity, respectively. The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees. At present employees hold approximately 1,060,000 options to purchase common shares of the Company.

The Company has regularly declared a dividend to it shareholders. On May 9, 2008, a dividend of $0.12 per share was announced, the same rate as the prior eight quarters. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2007, the Company filed its Normal Course Issuer Bid, which entitles the Company to acquire and cancel up to 1,281,000 of its common shares between November 14, 2007 and November 13, 2008. All purchases are to be made on the open market at the market price at the time of the purchase. The Company has repurchased and cancelled 48,920 common shares between June 16, 2008 and June 30, 2008, at an average price of $15.14. The Company may repurchase and cancel up to 1.2 million additional common shares under its Normal Course Issuer Bid Program, which expires on November 13, 2008 (see note 9 and 17).

There were no changes in the Company’s policy for managing capital during the six months ended June 30, 2008. With the exception of the deposit with the Lottery Gaming Authority of Malta, neither the Company, nor any of its subsidiaries, are subject to externally imposed capital requirements.

9.       Share capital

Authorized:

Unlimited common shares

Issued and outstanding as at June 30, 2008:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total
	(in thousands)

Balance, December 31, 2007	12,814	$33,339	$68	$33,407

Shares exchanged (a)	4	34	—	34

Common shares repurchased (b)	(49)	(127)	—	(127)

Exercise of stock options from
January 1, 2008	16	273	—	273
Balance at June 30, 2008	12,785	$33,519	$68	$33,587

a)

The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since June 1, 2007, a total of 221,894 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at June 30, 2008. On June 1, 2014, the Company will redeem not less than all of the then outstanding CEC shares.

b)

The Company has repurchased and cancelled 48,920 shares between June 16, 2008 and June 30, 2008, at an average price of $15.14. The Company may repurchase and cancel up to 1.2 million additional shares under its Normal Course Issuer Bid Program, which expires on November 13, 2008

10.  Stock-based compensation

The fair value of options granted in the six months ended June 30, 2008 and 2007 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Dividend yield	2.38%	1.90%
Risk-free interest rate	2.92%	4.07%
Expected volatility	46.2%	52.0%
Expected life of options in years	3	3

The weighted average fair value of options granted during the six months ended June 30, 2008 was $5.43 (six months ended June 30, 2007: $9.55). The total number of options granted during the first six months of 2008 was 140,000.

11.	Earnings (loss) per common share

Earnings (loss) per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted earnings (loss) per share.

The earnings (loss) attributable to the common shares in calculating the basic and diluted earnings (loss) per share are as follows:

In USD (000’s)	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Net earnings (loss) attributable to common shares	(1,493)	(2,621)	(884)	(1,137)
Earnings (loss) attributable to CEC shares	96	-	258	-

Net earnings (loss) before minority interest	(1,397)	(2,621)	(626)	(1,137)

11.	Earnings (loss) per common share (continued)

The denominator used in calculating basic and diluted earnings (loss) per common share is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007

Weighted average number of common shares outstanding – basic	12,822	13,480	12,820	13,648

Add weighted average impact of CEC shares	1,112	421	1,113	211

Total weighted average number of shares outstanding – basic and diluted(1)	13,934	13,901	13,933	13,859

Basic and diluted earnings (loss) per common share are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Net earnings (loss) per common share:
Basic	($0.10)	($0.19)	($0.04)	($0.08)
Diluted(1)	($0.10)	($0.19)	($0.04)	($0.08)

(1) Potentially dilutive securities are excluded as they would be anti-dilutive due to the recorded loss

12.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $176 for the three months ended June 30, 2008 (2007: $221) and $308 for the six months ended June 30, 2008 (2007: $555).

13.	Financial assets and financial liabilities

Financial assets held-for-trading

Cash and cash equivalents, security deposits, restricted cash, short-term investments, user funds held on deposit and the embedded derivative are classified as held-for-trading assets and are recorded at fair value. The fair values of cash and cash equivalents, restricted cash, short term investments and user funds held on deposit are adjusted to their respective fair market values at the end of a reporting period.

13.	Financial assets and financial liabilities (continued)

As discussed in note 5, the Company’s investment in Mikoishi will increase by approximately $1,600 unless specified performance criteria are not met. The Company also has an option to increase its investment by $2,900. The contract with Mikoishi specifies the foreign exchange rate for Singapore dollars that will apply if future investments are made. This embedded derivative is separated, classified as held-for-trading and is included in prepaid assets. The fair value is determined based on forward foreign exchange rates, the probability of future investments, and is discounted based on risk-free government interest rates.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at June 30, 2008 and December 31, 2007.

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds held on deposits are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at June 30, 2008 and December 31, 2007.

Financial assets available-for-sale

Long-term investments are designated as available-for-sale assets and represent investments in equities or loans that are convertible to equities in foreign entities that do not have a quoted market price in an active market. As a result they are recorded at cost as fair values are not practically determinable.

14.	Financial risk management

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

•	credit risk
•	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

14.  Financial risk management (continued)

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant credit losses. The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British Pound and the euro, and expenses associated with its multinational operations (primarily the Canadian Dollar, the British Pound and the euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. The Company believes that it is to a degree naturally hedged.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at June 30, 2008 was 3.35% (2007: 4.63%).

(d) Quantification of risk exposure: foreign currency risk

At June 30, 2008, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000's)	USD	Euro	GBP	Others	Total
Cash and cash equivalents	9,861	5,594	38,199	4,556	58,210
Restricted cash	5,600	-	-	-	5,600
Accounts receivable and other	3,199	1,596	7,131	1,210	13,136
Accounts payable and accrued liabilities	(4,773)	(583)	(8,174)	(8,996)	(22,526)
Net balance sheet exposure	13,887	6,607	37,156	(3,230)	54,420

14.	Financial risk management (continued)

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In USD equivalents (000's)	USD	Euro	GBP	CDN	Other	Total
Revenue
Three-months ended June 30, 2008	$ 5,582	$ 3,276	$ 7,942	-	-	$ 16,800
Six-months ended June 30, 2008	$ 13,390	$ 6,522	$ 16,206	-	-	$ 36,118

Three-months ended June 30, 2007	$ 6,159	$ 3,671	$ 6,414	-	-	$ 16,244
Six-months ended June 30, 2007	$ 11,565	$ 6,699	$ 17,542	-	-	$ 35,806

Expenses
Three-months ended June 30, 2008	$ 637	$ 5,303	$ 4,467	$ 7,971	$ 358	$ 18,736
Six-months ended June 30, 2008	$ 653	$ 12,244	$ 9,481	$15,050	$ 168	$ 37,596

Three-months ended June 30, 2007	$ 3,800	$ 1,761	$ 4,561	$6,933	$ 2,206	$ 19,261
Six-months ended June 30, 2007	$ 8,452	$ 3,239	$ 7,136	$16,226	$ 3,354	$ 38,407

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the US dollar against the currencies in the above table (gross balance sheet exposure) at June 30, 2008 would have decreased net earnings by approximately $4,100. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at June 30, 2008. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Net Revenue Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the three-month period and the six-month period ended June, 2008 would have increased net revenue by approximately $1,120 and $2,270, respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the three-month period and the six-month period ended June, 2008 would have increased expense, and correspondingly decreased income, by approximately $1,810 and $3,690, respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

(e) Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. We are exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location we invest in.

14.  Financial risk management (continued)

Fair Value Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the three and six-month period ended June, 2008 would have would have increased interest income by approximately $246 and $504, respectively. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

15.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warm months of the year as more people are outdoors.

16.	Components of non-operating income

Non operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	Three months ended		Six months ended
	June 30,		June 30,
In USD (000’s)	2008	2007	2008	2007

Gain on temporary holding in shares	$ -	$ -	$ 801	$ -
Foreign exchange gain and interest on temporary cash deposit	-	-	544	-
Related expenses	-	-	(1,243)	-
Non operating income	$ -	$ -	$ 102	$ -

17.	Subsequent event

The Company has repurchased and cancelled 21,830 common shares between July 1, 2008 and August 8, 2008, at an average price of $13.70.